Exhibit 20.1
[Letterhead of Flowserve Corporation]
November                     , 2006
Re: Flowserve Corporation Retirement Savings Plan (the “401(k) Plan”)
Dear Fellow Plan Participant:
Due to our earlier non-current status with the Securities and Exchange Commission (“SEC”) as a result of our delayed financial report filings between May 1, 2005 and September 29, 2006, our SEC Registration Statements became ineffective to cover sales of our common stock to our employees. As a result, certain shares of the Flowserve Common Stock Fund (the “Stock Fund”) purchased within the Flowserve Corporation Retirement Savings Plan (the “401(k) Plan”) for its participants between May 1, 2005 and September 29, 2006 (the “Relevant Period”), were not covered by our Registration Statements. These 401(k) Plan purchases into the Stock Fund involve employee contributions through payroll deductions, Flowserve’s employer fixed matching contributions and voluntary employee transfers into the Stock Fund.
Due to the unavailability of the Registration Statements, these 401(k) Plan purchases were not processed in compliance with the SEC’s registration requirements. In order to address this situation, Flowserve has decided to make an offer to affected 401(k) Plan participants to purchase the affected Stock Fund shares that were purchased during the Relevant Period (the “Rescission Offer”).
If you elect to accept the Rescission Offer before 5:00 p.m., Dallas time on                     , 2006, Flowserve will purchase Stock Fund shares that were so acquired by the 401(k) Plan for your account during the Relevant Period only if the applicable price per share at dates on which shares were purchased by the 401(k) Plan during the Relevant Period, plus interest, exceeds the price per share of Flowserve common stock on the date the Rescission Offer expires.
Shares were purchased by the 401(k) Plan for the Stock Fund at prices that ranged from $28.21 to $60.75 during the Relevant Period. The most recent closing price per share of Flowserve common stock as of November ___, 2006 was $___.
If you wish to retain all of your Stock Fund shares that were purchased during the Relevant Period, you are not required to take any action or respond to the Rescission Offer. You also remain free to engage in 401(k) Plan transfers both into and out of the Stock Fund, if desired, in accordance with the 401(k) Plan rules.
Please note that the Rescission Offer does not apply to Stock Fund purchases after September 29, 2006, when we became current in our financial report filings and our SEC Registration Statements became effective again. It also does not apply to any Stock Fund purchases prior to May 1, 2005.
Accompanying this letter is an offering circular explaining the terms and conditions of the Rescission Offer. Please read this offering circular carefully. Details concerning the crediting of accounts for participants who accept the Rescission Offer and the treatment of shares that were purchased during the Relevant Period and later sold are discussed in the attached offering circular.

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November ___, 2006
The offering circular includes “Questions and Answers” regarding the Rescission Offer. If you have additional questions regarding the Rescission Offer, you should contact the persons identified for this purpose in the offering circular. You are encouraged to consult with a tax advisor regarding the specific tax consequences of the Rescission Offer.
Very truly yours,
Ronald F. Shuff
Vice President, General Counsel and Secretary
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